SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2003 .

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.



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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               California Exploration Ltd.
                                               (Registrant)

Date   October 20, 2003                        By  /s/ Nick DeMare
     --------------------                      ---------------------------------
                                               (Signature)
                                               Nick DeMare, Director




1 Print the name and title of the signing officer under his signature.



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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is California Exploration Ltd. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, BC
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     October 20, 2003

3.   Press Release

     A press release dated October 20, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, and Section 118(2) of the Alberta Act

     Not Applicable




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                                      - 2 -

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare
     Director
     Phone:  (604) 685-9315

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 20th day of October, 2003.




                                            /s/ Nick DeMare
                                            ------------------------------------
                                            Nick DeMare, Director


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                           CALIFORNIA EXPLORATION LTD.
                         #1305 - 1090 W. Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                                TSX V SYMBOL: CAX
                               OTCBB SYMBOL: CAXVF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    OCTOBER 20, 2003


Mr. Nick DeMare, President, provides the following update on the Company. Initially the Company's focus was on oil and gas exploration in California. The results from the extensive and costly drill programs were all negative and therefore changes are required.

At the Company's upcoming Annual and Special General Meeting, scheduled for November 12, 2003, shareholders will be asked to approve a capital consolidation and name change. We believe a consolidation of 5 old for 1 new share is what is required. Currently the Company has 7,646,085 shares issued and should the consolidation be approved, the Company would have 1,529,217 shares issued. We also propose to change our name to CEL Resources Limited or such other name as is approved by the Board. This share consolidation and name change are also subject to regulatory approval.

The fiscal year ended May 31, 2003 reflects the lack of success in the California exploration program and the termination of an attempt to pursue a non-resource acquisition. The cost of these failures was high and is directly reflected in our financial results and our share price.

The situation, while less than satisfactory, is far from desperate. Operating costs have been reduced substantially. The Company's West Texas prospect will generate some cash flow for the Company. A number of opportunities have been presented to management and while so far none have passed due diligence, this will be an ongoing process. We remain confident that an opportunity will present itself which will provide the Company opportunity for growth.



ON BEHALF OF THE BOARD

/s/ Nick DeMare
----------------------
Nick DeMare, President



         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.
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